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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independence Capital Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5579 Pearl Road, Suite 100
(No. and Street)

Cleveland (City) Ohio (State) 44129 (Zip Code)

MAR 3 1 2005

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Scheiman (440)885-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name*)

826 Westpoint Parkway (Address) Westlake, (City) Ohio (State) 44145 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Gregory Hausenbauer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independence Capital Co., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Compliance Director

Title

Notary Public

DAVID L. KODRLI, Attorney
NOTARY PUBLIC - STATE OF OHIO
My commission has no expiration date.
Section 147.03 R. C.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


NASD

February 24, 2005

Independence Capital Company
5579 Pearl Road
Cleveland, Ohio 44129

Attention: Greg Hausenbauer

RE: Firm CRD No. 24723

Ladies and Gentlemen:

This is in response to your letter dated February 24, 2005 in which you request an extension of time in which to file Independence Capital Company's annual audit report for the year ending 2004 pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.17a-5), which report is due March 1, 2005.

NASD as your firm's Designated Examining Authority, approves the firm's request to file its audited annual report on or before **March 31, 2005**. This approval is being granted on the condition that Independence Capital Company is in compliance with the net capital and recordkeeping rules and the requirements of SEC Rule 15c3-3.

If you have any further questions, please contact Nadia Van Dalen, Compliance Examiner, at (312) 899-4305, or Dan Jelenkovic, Supervisor of Examiners, at (312) 899-4329.

Sincerely,

Elizabeth A. Page
Associate District Director

R:\fender\admin\focus\aa\24723-app.doc

c: Lawrence Kendra
Chicago Regional Office
Securities and Exchange Commission
175 West Jackson Blvd., Suite 900
Chicago, IL 60604

Elizabeth Wollin, Director
NASD, Member Regulation
9509 Key West Avenue
Rockville, MD 20850

Eleanor Sabalbaro
Via Fax # (240) 386-5163

INDEPENDENCE CAPITAL CO., INC.

DECEMBER 31, 2004

TABLE OF CONTENTS


Cohen
McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDERS
INDEPENDENCE CAPITAL CO., INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Independence Capital Co., Inc. (the Company) as of December 31, 2004, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independence Capital Co., Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

January 26, 2005
Westlake, Ohio


an independent member of
BAKER TILLY
INTERNATIONAL


Service
Quality
Innovation
and Fun

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$ 75,170
COMMISSIONS RECEIVABLE	39,267
PREPAID EXPENSES	4,568
MARKETABLE SECURITIES OWNED - AT MARKET VALUE	6,586
FURNITURE AND EQUIPMENT - AT COST, LESS ACCUMULATED DEPRECIATION OF $10,171	5,742
OTHER ASSETS	9,460
	$ 140,793

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 2,484
COMMISSIONS PAYABLE	37,665
	40,149

SHAREHOLDERS' EQUITY

COMMON STOCK No par value, 750 shares authorized, 500 issued and outstanding	500
ADDITIONAL PAID-IN CAPITAL	75,166
RETAINED EARNINGS	24,978
	100,644
	$ 140,793

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

REVENUE	
Commissions and fees	$ 478,086
Trading gains - Net	17
Interest and dividends	1,260
	479,363
EXPENSES	
Commissions, employee compensation and benefits	412,093
Communications and data processing	7,322
Professional fees	25,941
Floor brokerage, exchange, and clearance fees	14,042
Occupancy	11,200
Other	8,046
	478,644
NET INCOME	$ 719

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – JANUARY 1, 2004	$ 500	$ 65,166	$ 24,259	$ 89,925
NET INCOME			719	719
CONTRIBUTIONS TO CAPITAL		10,000		10,000
BALANCE – DECEMBER 31, 2004	$ 500	$ 75,166	$ 24,978	$ 100,644

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 719
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation	1,298
Unrealized appreciation on securities	(17)
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Commissions receivable	14,575
Prepaid expenses	(4,568)
Commissions payable	6,337
Accounts payable and accrued expenses	(17,203)
Net cash provided from operating activities	1,141
CASH FLOW USED IN INVESTING ACTIVITY	
Acquisition of furniture and equipment	(4,783)
CASH FLOW PROVIDED FROM FINANCING ACTIVITY	
Contributions of capital	10,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	6,358
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	68,812
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 75,170

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Independence Capital Co., Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio and is a member of the National Association of Securities Dealers, Inc. (NASD), engaging in the selling of mutual funds and other securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded at market value on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has $15,000 of an interest bearing deposit with its clearing broker pursuant to its clearing agreement. This deposit is included in cash and cash equivalents.

Depreciation

The Company uses the straight-line method of depreciation for financial reporting purposes using estimated useful lives of three to ten years.

Income Taxes

The Company has elected to be treated as an S corporation as defined in the Internal Revenue Code. As a result, no provision for federal income taxes has been provided; however, the Company is liable for any local income taxes.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Marketable Securities Owned

Marketable securities owned consist primarily of equities and are classified as trading securities. Shares of stock in Microsoft Corp. comprised approximately 81% of the Company's total investments as of December 31, 2004. Trading securities are reported at market value with unrealized gains and losses reported in operations in the year in which they occur. Unrealized gain on investments of $17 is included in trading gains - net in the statement of income.

Commissions

Commissions, brokerage, and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Receivables and Credit Policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable, net of trading costs, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, writes off the portion, if any, of the balance that will not be collected. In the opinion of management, at December 31, 2004, all commissions were considered collectible and no allowance was necessary.

NOTES TO THE FINANCIAL STATEMENTS

3. RELATED PARTIES

The Company utilizes a related company to provide administrative, accounting and monthly compilation services at the rate of $1,350 per month. Payment for these professional services amounted to $16,200 for 2004.

The Company leases its main office for $750 per month from a related party pursuant to a month-to-month operating lease. Rent expense was $9,000 in 2004.

4. EMPLOYEE BENEFIT PLAN

The Company maintains a qualified noncontributory defined contribution plan covering substantially all its employees. Discretionary contributions are determined as a percentage of each employee's salary. There was no contribution to the plan for the year ended December 31, 2004.

5. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 ⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of $72,289, which was $22,289 in excess of its required net capital of $50,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2004, the ratio was .56 to 1.

6. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2004

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

NET CAPITAL		
Total shareholders' equity from statement of financial condition		$ 100,644
Less: Non-allowable assets		
Commissions receivable – Unsecured and 12b(1) fees – Net of payables	$ 6,093	
Furniture and equipment – Net of accumulated depreciation	5,742	
Other assets	9,460	
Prepaid expenses	4,568	25,863
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		74,781
Haircuts on securities		2,492
NET CAPITAL		$ 72,289
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 40,149
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS		$ 2,677
MINIMUM REQUIRED NET CAPITAL		$ 50,000
NET CAPITAL REQUIREMENT		$ 50,000
EXCESS NET CAPITAL		$ 22,289
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.56 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2004 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

	December 31, 2004
Net capital, as reported in Company's Form X-17a-5, Part IIA, as amended March 14, 2005	$ 54,683
Net audit adjustments	
Decrease in receivables from sales representatives and related liability	19,320
Additional prepaid expenses and accounts payable	(1,714)
Net capital, as reported above	$ 72,289

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.



Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 fax

SHAREHOLDERS
INDEPENDENCE CAPITAL CO., INC.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Independence Capital Co., Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error, or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen McCurdy

January 26, 2005
Westlake, Ohio